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                                               -----------------------------
                                               OMB APPROVAL
                 UNITED STATES                 -----------------------------
    SECURITIES AND EXCHANGE COMMISSION         OMB Number: 3235-0145
            WASHINGTON, D.C. 20549             -----------------------------
                                               Expires: October 31, 2002
                                               -----------------------------
                                               Estimated average burden
                                               hours per response. . . 14.9
                                               -----------------------------


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 3)*


                           Ravisent Technologies, Inc.
         ---------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    754440105
        ---------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
        ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]   Rule 13d-1(b)

            [ ]   Rule 13d-1(c)

            [X]   Rule 13d-1(d)

-------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
--------------------------------------------------------------------------------------------------------------------

CUSIP NO. 754440105                                                           PAGE 2 OF 6 PAGES
--------- ----------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Apax Partners, Inc. 13-2647531
--------- ------------------------------------------------------------------------------------------- --------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                         (a) [ ]
                                                                                                      (b) [ ]
--------- ----------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

----------------------- --------------------------------------------------------------------------------------------
      NUMBER OF            5.      SOLE VOTING POWER
       SHARES                               0
     BENEFICIALLY       --------------------------------------------------------------------------------------------
      OWNED BY             6.      SHARED VOTING POWER
        EACH                                3,323,160*
      REPORTING         --------------------------------------------------------------------------------------------
     PERSON WITH           7.      SOLE DISPOSITIVE POWER
                                            0
                        --------------------------------------------------------------------------------------------
                           8.      SHARED DISPOSITIVE POWER
                                            3,323,160*
----------------------- --------------------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,323,160*
--------- ------------------------------------------------------------------------------------------- --------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                                                          [ ]
--------- ----------------------------------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             12.3%*
--------- ----------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)

             CO
--------- ----------------------------------------------------------------------------------------------------------


*See Rider A


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                                                               Page 3 of 6 Pages

Item 1.     (a)  Name of Issuer:
                          Ravisent Technologies, Inc.

            (b)  Address of Issuer's Principal Executive Offices:
                          One Great Valley Parkway, Malvern, PA 19355

Item 2.     (a)  Name of Person Filing:
                          Apax Partners, Inc.

            (b)  Address of Principal Business Office or, if none, Residence:
                          445 Park Avenue, New York, NY 10022

            (c)  Citizenship:
                          New York

            (d)  Title of Class of Securities:
                          Common Stock

            (e)  CUSIP Number:
                          754440105

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 3d-2(b) or (c), check whether the person filing is a:
       (a)  [ ]  Broker or dealer registered under Section 15 of the Act.

       (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act.

       (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Act.

       (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

       (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

       (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

       (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

       (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

       (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

       (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


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                                                               Page 4 of 6 Pages

Item 4.          Ownership.

            (a)  Amount beneficially owned: 3,323,160*.

            (b)  Percent of class: 12.3%*.

            (c)  Number of shares such person has:

                 (i)   Sole power to vote or to direct the vote 0.

                 (ii)  Shared power to vote or to direct the vote
                       3,323,160*.

                 (iii) Sole power to dispose or to direct the disposition of
                       0.

                 (iv) Shared power to dispose or to direct the disposition of 3,323,160*.

*See Rider A

Item 5.          Ownership of Five Percent or Less of a Class.

                 If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                       Not applicable.

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                       Not applicable.

Item 8.          Identification and Classification of Members of the Group.

                       Not applicable.

Item 9.          Notice of Dissolution of Group.

                       Not applicable.

                                                               Page 5 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           February 1, 2002
                                       ---------------------------------------
                                                         (Date)

                                           /s/ George M. Jenkins
                                       ---------------------------------------
                                                       (Signature)

                                           George M. Jenkins, Vice President
                                       ---------------------------------------
                                                       (Name/Title)


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                                               Page 6 of 6 Pages


                                     Rider A

As of December 31, 2001, Apax Partners, Inc. ("Apax") may be deemed to be the beneficial owner of 454,924 shares of common stock (1.7%) owned by APA Excelsior IV, L.P., a Delaware Limited Partnerships, 80,274 shares of common stock (0.3%) owned by APA Excelsior IV/Offshore, L.P., a Cayman Islands Limited Partnership, 362,521 shares of common stock (1.3%) owned by The P/A Fund III, L.P., a Pennsylvania Limited Partnership, 20,332 shares of common stock (0.1%) owned by Patricof Private Placement Club, L.P., a Delaware Limited Partnership, 2,376,255 shares of common stock (8.8%) owned by APA Excelsior V, L.P., a Delaware Limited Partnership, and 28,854 shares of common stock (0.1%) owned by Patricof Private Placement Club II, L.P., a Delaware Limited Partnership. Each of such entities is managed or advised by Apax and, as such, Apax may be deemed to have shared voting and dispositive power with the General Partners of each Partnership with respect to an aggregate of 3,323,160 shares of common stock.

This filing reflects the inclusion of an aggregate of 515,801 shares of common stock which Apax may be deemed to be the beneficial owner which are subject to certain escrow provisions and are owned by certain of the entities listed above. Such shares were inadvertently omitted from Amendment No.2 to this Schedule 13G (which was incorrectly filed as Amendment No.1).

This filing does not include 847,589 shares of common stock owned by funds managed or advised by Apax Partners & Co. Beteiligungsberatung GmbH and its affiliates; and 2,008,981 shares owned by funds managed or advised by Apax Partners Israel Ltd., a company formed under the laws of the State of Israel, and its affiliates.